SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                    874054109
                                 (CUSIP Number)














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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

CUSIP No. 874054109                   13G                      Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Bridgehampton Investors, L.P.

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            3,948,048
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             3,948,048
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,948,048

--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [   ]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       39.2%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

CUSIP No. 874054109                   13G                      Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Ryan A. Brant

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            493,880
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             3,948,048
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             493,880
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       3,948,048

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,441,928

--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [   ]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       42.0%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 7 Pages

CUSIP No. 874054109                   13G                      Page 4 of 7 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Neil S. Hirsch

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            None
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             3,948,048
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             None
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       3,948,048

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,948,048

--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [   ]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       39.2%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 7 Pages

Item 1(a).          Name of Issuer:

                    TAKE-TWO INTERACTIVE SOFTWARE, INC.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    575 Broadway
                    New York, NY 10012

Item 2(a).          Name of Person Filing:

                    This Schedule 13G is filed on behalf of Bridgehampton Investors, L.P., Ryan A. Brant and Neil S. Hirsch (each a "Reporting Person").

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    c/o Take-Two Interactive Software, Inc.
                    575 Broadway
                    New York, NY 10012

Item 2(c).          Citizenship:

                    Mr. Brant and Mr. Hirsch are United States citizens. Bridgehampton Investors, L.P. is a Connecticut limited partnership.

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.01 per share.

Item 2(e).          CUSIP Number:

                    874054109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a) - (h):  Not applicable.

Item 4.             Ownership:

                    (a) Amount Beneficially Owned: Includes (i) 3,948,048 shares of Common Stock owned of record by Bridgehampton Investors, L.P., of which Mr. Brant and an entity controlled by Mr. Hirsch are general partners and share voting and investment power with respect to such shares and (ii) 493,880 shares of Common Stock issuable upon the exercise of options owned by Mr. Brant.

                    (b) Percent of Class: 42.0%

                                Page 5 of 7 Pages

                    (c) Number of shares as to which each person has:

                         (i)    sole power to vote or to direct the vote:  *

                         (ii)   shared power to vote or to direct the vote:  *

                         (iii)  sole   power  to   dispose  or  to   direct  the
                                disposition of:  *

                         (iv)   shared  power  to   dispose  or  to  direct  the
                                disposition of:  *

               *    See pages 2, 3 and 4 above.


Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person.

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable.

Item 9.             Notice of Dissolution of Group.

                    Not Applicable.

Item 10.            Certification.

                    Not Applicable.

                                Page 6 of 7 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February 3, 1998


                                        Bridgehampton Investors, L.P.

                                        /s/  Ryan A. Brant
                                        ----------------------------------------

                                        By:  Ryan A. Brant, General Partner



                                        /s/  Ryan A. Brant
                                        ----------------------------------------
                                        Ryan A. Brant



                                        /s/  Neil S. Hirsch
                                        ----------------------------------------
                                        Neil S. Hirsch

                                Page 7 of 7 Pages